# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURF AIR MOBILITY INC., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 12111 S. Crenshaw BLVD., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,776,928; sole dispositive power 0; shared dispositive power 7,776,928; aggregate amount beneficially owned 7,776,928 (9.99% of the class)
  Comment: Includes 7,776,924 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants and/or conversion of convertible notes. As more fully described in Item 4, these warrants and convertible notes are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,776,928; sole dispositive power 0; shared dispositive power 7,776,928; aggregate amount beneficially owned 7,776,928 (9.99% of the class)
  Comment: Includes 7,776,924 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes. As more fully described in Item 4, these warrants and convertible notes are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

## Item 1. Issuer
Name of issuer: SURF AIR MOBILITY INC.
Address of issuer's principal executive offices: 12111 S. CRENSHAW BLVD., Hawthorne, CA, 90250

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon 70,070,206 shares of common stock, $0.0001 par value (the "Common Stock") of Surf Air Mobility Inc. (the "Company") outstanding, which is the sum of (i) 63,223,450 shares of Common Stock outstanding as of November 20, 2025, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 24, 2025 and (ii) an aggregate of 6,846,756 shares of Common Stock issued to the Reporting Persons upon conversion of convertible notes held by HT Investments MA LLC after November 20, 2025 and prior to December 31, 2025, and assumes the exercise of the warrants and/or conversion of convertible notes held by HT Investments MA LLC and High Trail Special Situations LLC, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the warrants and convertible notes held by HT Investments MA LLC and High Trail Special Situations LLC, the Reporting Persons cannot exercise such warrants or convert such convertible notes if the Reporting Persons would beneficially own, after such exercise or conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker.

The Investment Manager serves as the investment manager to HT Investments MA LLC and High Trail Special Situations LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock and shares of Common Stock issuable upon exercise of the warrants and/or conversion of convertible notes, subject to the 9.99% Blocker, held by HT Investments MA LLC and High Trail Special Situations LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a). HT Investments MA LLC or High Trail Special Situations LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 10, 2026

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (02/10/2026)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, individually (02/10/2026)